Exhibit 99.1

NEWS RELEASE NASDAQ: ELBM TSX.V: ELBM

Electra Closes US$51 million Secured Convertible Note Offering and Cancels US$36 million of Convertible Notes due 2026

Toronto, Ontario – (February 14, 2023) – Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra”, or the “Company”) announced that it has closed its previously announced private placement offering (the “Note Offering”) of US$51 million principal amount of 8.99% senior secured convertible notes due February 2028 (the “Notes”).

As part of the transaction, the Company purchased and cancelled all of the outstanding approximately US$36 million principal amount of the Company’s existing 6.95% senior secured notes due 2026 (the “2026 Notes”) at par, plus accrued and unpaid interest through the date of the closing. The net proceeds of the Note Offering of approximately US$14 million will be used for capital expenditures associated with the expansion and recommissioning of the Company’s hydrometallurgical cobalt refinery, including buildings, equipment, infrastructure, and other direct costs, as well as engineering and project management costs.

The initial conversion rate of the Notes is 403.2140 common shares of the Company (“Common Shares”) per US$1,000, equivalent to an initial conversion price of approximately US$2.48 per Common Share, subject to certain adjustments set forth in the indenture governing the Notes (the “Note Indenture”), reflecting a premium of approximately 17.5% to the 30-day volume weighted average price of the Common Shares prior to the date the Note Offering was announced.

The Notes bear interest at 8.99% per annum, subject to adjustment in certain circumstances described in the Note Indenture, payable in cash semi-annually in arrears in February and August of each year, provided that during the first 12 months of the term of the Notes, the Company may pay interest through the issuance of Common Shares at an increased annual interest rate of 11.125%.

Cantor Fitzgerald & Co. (“CF&Co”) acted as sole placement agent for the Note Offering and received a cash fee equal to 4% of the difference between the principal amount of Notes and the outstanding principal amount of 2026 Notes, a portion of which was satisfied by the issuance of 27,500 Common Shares at a price of US$2.18, as well as a fee of 50,000 Common Shares.

The Notes, the Warrants, the underlying Common Shares and the Common Shares have not been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any applicable U.S. state securities laws, and may not be offered or sold in the United States absent registration or an available exemption from the registration requirement of the U.S. Securities Act and applicable U.S. state securities laws.

The Noteholders received an aggregate of 10,796,054 warrants to purchase Common Shares (“Warrants”) exercisable for five years at US$2.48 in connection with the Note Offering. The initial Noteholders also received a royalty of an aggregate of 0.6% of revenues for five years from the commencement of commercial production, subject to certain allowable deductions in the first year of the term.

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Upon any early conversion of Notes, the Company will make an interest make-whole payment equal to the lesser of the two years of interest payments or interest payable to maturity, which may be made in cash or shares at the Company’s election. There are also payments required in the event of a fundamental change, such as a change of control. In accordance with the policies of the TSX Venture Exchange (“TSXV”), for as long as the Company is listed on the TSXV, aggregate consideration that is deemed “interest” under the Note Offering is capped at 24% per year absent TSXV approval. In addition, provided the Company is not listed on TSXV, certain price-based adjustment mechanisms will apply to the Notes and the Warrants. Should such adjustments be required or should the Noteholders become entitled to aggregate deemed interest in conflict with TSXV policies, the Company has agreed to seek to obtain approval from the TSXV to make such adjustments or allow such payments to be made, or in the alternative, take other measures up to and including seeking an alternative Canadian listing venue.

Additional information with respect to the attributes of the Notes, the Warrants and royalty can be found in the Company’s news release dated February 8, 2023, the Note Indenture, the indenture governing the Warrants, and a material change report to be filed in connection with the Note Offering, each of which will be made publicly available on SEDAR and EDGAR.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Electra Battery Materials

Electra is a processor of low-carbon, ethically-sourced battery materials.

Contact:

Joe Racanelli Vice President, Investor Relations

info@ElectraBMC.com 1.416.900.3891

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects', “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Such forward-looking statements include, without limitation, statements regarding the attributes and terms of the Notes and related agreements and the expected use of proceeds of the Offering. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR at www.sedar.com and with on EDGAR at www.sec.gov. Although Electra Battery Materials Corporation believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, Electra Battery Materials Corporation disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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